                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 Schedule 13G
                                (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b) (c), AND (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                               (AMENDMENT NO. 2)



                          Avery Communications, Inc.
                               (Name of Issuer)

                         Common Stock, $.01 par value
                        (Title of Class of Securities)

                                  053605 10 1
                                (CUSIP Number)

                               December 31, 1999
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / / Rule 13d-1(b)

        / / Rule 13d-1(c)

        /X/ Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on the following page(s))




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CUSIP No. 053605 10 1
================================================================================


 1)  Name of Reporting Person
     I. R. S. Identification No. of Above Persons (entities only)

     Spencer L. Brown

--------------------------------------------------------------------------------

 2)  Check the Appropriate Box if a Member of a Group*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------


 3)  SEC Use Only
--------------------------------------------------------------------------------


 4)  Citizenship or Place of Organization    United States
--------------------------------------------------------------------------------

     Number of                (5)  Sole Voting Power                   96,250
     Shares Bene-
     ficially                 (6)  Shared Voting Power              1,733,338
     Owned by
     Reporting                (7)  Sole Dispositive Power              96,250
     Person With
                              (8)  Shared Dispositive Power         1,733,338
--------------------------------------------------------------------------------


 9)  Aggregate Amount Beneficially Owned by Reporting Person       1,829,588
--------------------------------------------------------------------------------


10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares*  [  ]
--------------------------------------------------------------------------------


11)  Percent of Class Represented by Amount in Row (9)                 17.8%
--------------------------------------------------------------------------------


12)  Type of Reporting Person*                                           IN
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!










                                  Page 2 of 5
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Item 1(a). Name of Issuer:

  Avery Communications, Inc., a Delaware corporation

Item 2(b). Address of Issuer's Principal Executive Offices:

  190 South LaSalle Street, Suite 1710, Chicago IL 60603

Item 2(a)  Name of Person Filing:

  Spencer L. Brown

Item 2(b). Address of Principal Business Office or, if None, Residence:

  450 Park Avenue, 10th Floor, New York, NY  10022

Item 2(c). Citizenship:

  United States

Item 2(d). Title of Class of Securities:

  Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

  053605 10 1

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) check whether the person filing is

     a:

  Not Applicable.

Item 4. Ownership:

  (a)   Amount beneficially owned: .................................. 1,829,588

  (b)   Percent of class: ...........................................     17.8%

  (c)   Number of shares as to which the person has:

    (i)   Sole power to vote or direct the vote .....................    96,250

    (ii)  Shared power to vote or direct the vote ................... 1,733,338

    (iii) Sole power to dispose or to direct the disposition of .....    96,250

    (iv)  Shared power to dispose or to direct the disposition of.... 1,733,338

Item 5. Ownership of Five Percent or Less of a Class:

  Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on






                                  Page 3 of 5
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        by the Parent Holding Company:

  Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

  Not Applicable.

Item 9.   Notice of Dissolution of Group:

  Not Applicable.

Item 10.  Certification:

  Not Applicable.















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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 11, 2000                   /s/ Spencer L. Brown
                                    --------------------
                                    Spencer L. Brown




























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